March 21, 2025

John Stickel & Susan Block

Office of Finance

Division of Corporation Finance

Re:	Compound Real Estate Bonds, Inc.
Post-Qualification Amendment No. 6
to Offering Statement on Form 1-A
Filed February 4, 2025
File No. 024-11848

Mr. Stickel & Ms. Block:

Please see below for responses to the Division’s letter dated February 18, 2025 regarding the above captioned matter. All questions have been addressed in the Company’s Amended Preliminary Offering Circular on Form 1-A, filed March 21, 2025 (“APOC”), as further herein detailed.

Post-Qualification Amendment No. 6 to Offering Statement on Form 1-A

Our Business, page 35

1.	We note the disclosure on your cover page and elsewhere that you are in the process of originating and acquiring mortgages and making investments in real estate, and as of December 31, 2024 you had $2,181,621.46 in mortgages. We also note that beginning on page 39 you identify your current investment criteria for multi-family, single family rentals, industrial real estate, and office real estate. Please expand the disclosure in your Business section and elsewhere as appropriate to discuss the assets you have acquired to date, including specifics on the type and quality of underlying assets, any material concentrations, geographic locations, average loan-to-values, and other details related to the investment criteria outlined on pages 39-42.

The Company has updated the information provided in the “Our Business” section of the APOC as requested.

General

2.	We note you disclosed that you had approved an increase to the interest rate on your bonds in a Form 1-U filed on April 1, 2024. The Form 1-U does not supplement the offering statement itself. Please confirm that, going forward, you will file supplements or post qualification amendments to disclose a change in the interest rate paid on the notes, in compliance with Regulation A. As such, please clarify throughout the offering statement, when discussing a potential change in the interest rate, that you will file a post-qualification amendment or a supplement to the Offering Statement to announce any change in the interest rate on the bonds. In addition, please revise your risk factor disclosure to address the risks relating to the failure to file such amendments or supplements when required.

The Company confirms that going forward, it will file supplements or post-qualification amendments to disclose a change in the interest rate paid on the notes. The Company has added the requested risk factor and language throughout the PQA.

3.	We note your disclosure on page 1 and elsewhere that the interest rates on the Compound Bonds were permanently increased from 7% to 8.5% APY in April 2024, and that depending on market circumstances, the Company may, from time to time, temporarily or permanently increase the interest rate. If applicable, please point us to a provision in your compound bond agreement that allows for a change in interest rate. Please clarify whether you applied the change in interest rates to the existing bonds, and if so how that was permissible under the original notes. As applicable, please provide your detailed analysis as to whether any changes in interest rate to an outstanding bond involved the issuance of a new security, the offer and sale of which either must be registered or subject to a valid exemption under the Securities Act of 1933. To the extent you relied or intend to rely on the exemption in Section 3(a)(9) of the Securities Act of 1933, please explain the basis for your reliance. To the extent any bonds were initially issued at 8.5% APY starting in April 2024, please provide a detailed analysis on how those issuances complied with Regulation A or another valid exemption from registration and were consistent with the requirements of Section 5 of the Securities Act of 1933. Provide risk factor disclosure, if applicable.

There is no express provision in the bond agreement permitting the Company to unilaterally change the interest rate. The Company did apply the interest rate change to existing bonds, and believes that such increase could be enforced via application of common and contract law principles and equity.

The Company does not believe that changes in interest rate to the outstanding bond involved the issuance of a new security. Amendments to the terms of a security do not de facto constitute the issuance of new security. Under Federal Case law discussing the application of the “purchase or sale” prong of litigation under Section 10(b) of the Exchange Act, Courts have consistently held that “[b]efore changes in the rights of a security holder can qualify as the “purchase” of a new security . . . there must be such significant change in the nature of the investment or in the investment risks as to amount to a new investment.” Abrahamson v. Fleschner, 568 F. 2d 862, 868 (2nd Cir. 1977). Here, all we had was an amendment to the bonds’ interest rate, without effecting any other term on the bonds. The Company does not believe that the 1.5% interest rate increase was the kind of “fundamental change in the nature of the [investor’s] investment” that would have required investors to make a new investment decision, especially since investors were not asked to provide additional capital, exchange their bonds, waive any rights, or otherwise amend their entitlements and obligations under the bonds. Rathborne v. Rathborne, 683 F.2d 914, 920 (5th Cir. 1982).

As the Company does not believe the interest rate amendment constituted a new security, it did not rely on Section 3(a)(9) of the Securities Act, but believes 3(a)(9) would be applicable should the rate increase be determined to constitute a new security.

With respect to the issuance of additional bonds from April 2024 onwards, the Company neither admits nor contests the implication by the Staff that the Company could be liable for violating Section 5 of the Securities Act.

The Company has updated its risk factors in the APOC in accordance with the forgoing.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC

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